HALE AND DORR LLP
                               Counsellors At Law
                              650 College Road East
                           Princeton, New Jersey 08540

                                     October 4, 2001

VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Filing Desk

Re:      CollaGenex Pharmaceuticals, Inc.
         Registration Statement on Form S-3, Registration No. 333-67044

Dear Sir or Madam:

         On behalf of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the "Company"), submitted herewith for filing pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, is the form of final prospectus relating to the above-captioned Registration Statement.

         If you have any questions or comments concerning the enclosures, kindly contact the undersigned at (609) 750-7640 or Richard S. Mattessich of this office at (609) 750-7636.

                                                     Sincerely,


                                                     /s/ Tod K. Reichert





TKR/tmv
Enclosures

cc:      Nancy C. Broadbent
           Chief Financial Officer
           CollaGenex Pharmaceuticals, Inc.

                                            Filed Pursuant to Rule 424(b)(2)
                                            under the Securities Act of 1933
                                            as amended (Registration Statement
                                            No. 333-67044)


PROSPECTUS
                                 118,379 Shares

                        COLLAGENEX PHARMACEUTICALS, INC.

                                  Common Stock

         This prospectus relates to the public resale, from time to time, of an aggregate of 118,379 shares of our common stock, $.01 par value, by certain stockholders identified below in the section entitled "The Selling Shareholders."

         We will not receive any of the proceeds from the sale by the selling shareholders of the shares covered by this prospectus.

         Our common stock is traded on the Nasdaq National Market under the symbol "CGPI." On September 19, 2001, the closing sale price of our common stock on the Nasdaq National Market was $7.57 per share.

          Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 October 4, 2001

                          PROSPECTUS TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----

CollaGenex Pharmaceuticals, Inc........................................................................         2
Risk Factors...........................................................................................         3
       If Periostat is Not Adopted Routinely by Dental Professionals or if Managed Care Providers Do
          Not Continue to Reimburse Patients, Our Sales Growth Will Suffer.............................         3

       We Rely on Periostat for Most of Our Revenue....................................................         3
       We Anticipate Future Losses.....................................................................         3
       We Have a Limited Marketing and Sales History and May Not be Able to Successfully Market Our
          Product Candidates...........................................................................         4
       Our Competitive Position in the Marketplace Depends on Enforcing and Successfully Defending
          Our Intellectual Property Rights.............................................................         4
       If We Lose Our Sole Supplier of Doxycycline or Our Current Manufacturer of Periostat, Our
          Commercialization of Periostat Will be Interrupted or Less Profitable........................         5

       We Are Subject to Extensive Government Regulation, Including the Requirement of Approval
          Before Our Products May be Marketed..........................................................         5
       If Our Products Cause Injuries, We May Incur Significant Expense and Liability..................         6

       If We Need Additional Financing, and Financing is Unavailable, Our Ability to Develop and
          Commercialize Products and Our Operations Will be Adversely Affected.........................         6

       Delaware Law, Our Certificate of Incorporation and Our By-Laws Contain Provisions That Could
          Discourage a Takeover of Our Company.........................................................         7
       Because Our Executive Officers, Directors and Affiliated Entities Own Approximately 34.4% of
          Our Capital Stock, They Could Control Our Actions in a Manner That Conflicts With Our
          Interests and the Interests of Our Other Stockholders........................................         7

       Our Stock Price is Highly Volatile, and Therefore the Value of Your Investment May Fluctuate
          Significantly................................................................................         7
Recent Developments....................................................................................         7
Special Note Regarding Forward-Looking Information.....................................................         8
Use of Proceeds........................................................................................         8
Selling Shareholders...................................................................................         9
Plan of Distribution...................................................................................         11
Legal Matters..........................................................................................         12
Experts................................................................................................         12
Information Incorporated by Reference..................................................................         12
Where You Can Find More Information....................................................................         13
Indemnification of Directors and Officers..............................................................         14

                        COLLAGENEX PHARMACEUTICALS, INC.

         CollaGenex Pharmaceuticals, Inc. and its subsidiaries is a specialty pharmaceutical company focused on providing innovative medical therapies to the dental market. In September 1998, the FDA approved our first product, Periostat, a prescription pharmaceutical capsule to treat adult periodontitis. Periodontitis, the leading cause of tooth loss, is a disease of the gums that is initiated by the accumulation of bacterial plaque above and below the gum line. The FDA approved Periostat as an adjunct to scaling and root planing, which is a mechanical procedure that dentists use to remove bacterial plaque. In addition, Periostat has been approved by the Medicines Control Agency for marketing in the United Kingdom. We are marketing Periostat to the United States and United Kingdom dental communities through our professional dental pharmaceutical sales force of approximately 120 sales representatives and managers. This sales force also co-promotes Vioxx(R), a prescription non-steroidal anti-inflammatory drug developed by Merck & Co., Inc. and, as of June 2001, markets Dentaplex(TM), our professionally-recommended nutritional supplement formulated to help maintain optimal oral health. Pursuant to an exclusive Licensing and Marketing Agreement with Atrix Laboratories, Inc., we expect to actively market Atrix's proprietary dental products, Atridox(R), Atrisorb(R)-Free Flow and Atrisorb(R)-D, to the United States dental market beginning in October 2001. We are actively pursuing other prescription products to market to the dental community.

         We are a Delaware corporation. We were incorporated and began operations in 1992 under the name CollaGenex, Inc. and changed our name to CollaGenex Pharmaceuticals, Inc. in April 1996. Our principal executive offices are located at 41 University Drive, Newtown, Pennsylvania 18940, and our telephone number is (215) 579-7388.

         In this prospectus, the terms "CollaGenex," "we," "us" and "our" includes CollaGenex Pharmaceuticals, Inc. and its subsidiaries.

                                  RISK FACTORS

         IF PERIOSTAT IS NOT ADOPTED ROUTINELY BY DENTAL PROFESSIONALS OR IF MANAGED CARE PROVIDERS DO NOT CONTINUE TO REIMBURSE PATIENTS, OUR SALES GROWTH WILL SUFFER.

         Our growth and success depends in large part on our ability to continue to demonstrate the safety and effectiveness of Periostat for the treatment of gum disease to dental practitioners. Periostat is the first long-term medical therapy for any dental disease, and dentists are not accustomed to prescribing drugs for a minimum 90-day duration. Periostat works by suppressing certain enzymes involved in the periodontal disease process, which is a new concept for many dentists who believe that removing bacterial plaque is the only way to treat this disease. Accordingly, our sales efforts are largely focused on educating dental professionals about an entirely new approach to treating periodontitis. Although over 34,000 dentists in the U.S. have written at least one prescription for Periostat, a number of dentists have not adopted Periostat routinely into their treatment of adult periodontitis. Other dentists have prescribed Periostat for only a subset of their eligible patients, typically their most advanced or refractory cases. If we are unable to initiate and/or expand usage of Periostat by dentists, our sales growth will suffer.

         Approximately 65% of the large managed care providers in the U.S. (defined as those that cover 100,000 or more lives) reimburse their patients for Periostat, typically requiring a modest co-payment. Our goal is to achieve reimbursement from approximately 75% of the large managed care providers, since the remainder have policies that do not reimburse for drugs to treat dental conditions. Patients who are not reimbursed by managed care providers may choose not to accept Periostat as a treatment.

         WE RELY ON PERIOSTAT FOR MOST OF OUR REVENUE.

         During 1999, Periostat accounted for 95% of our total net revenues. During 2000, Periostat accounted for 84% of our total net revenues. In addition, during the first six months of 2001, Periostat accounted for 85% of our total net revenues. Although we currently derive additional revenue from co-promoting another product (Vioxx(R)) and from licensing fees from foreign marketing partners, our revenue and profitability in the near future will depend on our ability to successfully market and sell Periostat.

         WE ANTICIPATE FUTURE LOSSES.

         From our founding in 1992 through the commercial launch of Periostat in November, 1998, we had no revenue from sales of our own products. During the year ended December 31, 2000, we experienced a net loss of approximately $8.8 million. For the six months ended June 30, 2001, we experienced a net loss of approximately $5.4 million. From inception through June 30, 2001, we have experienced an aggregate net loss of $66.7 million. Our historical losses have resulted primarily from the expenses associated with our pharmaceutical development program, clinical trials, the regulatory approval process associated with Periostat and sales and marketing activities relating to Periostat. We expect to incur significant future expenses, particularly with respect to the sales and marketing of Periostat. As a result, we anticipate losses through at least the first nine months of 2001.

         WE HAVE A LIMITED MARKETING AND SALES HISTORY AND MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCT CANDIDATES.

         We have a limited history of marketing, distributing and selling pharmaceutical products in the dental market. In January 1999, we first trained a sales force of sales representatives and managers and began to promote Periostat to the dental community. We market and sell our products in the United States through this direct sales force. Furthermore, we have entered into agreements to market Periostat, upon receipt of the necessary foreign regulatory approvals, in certain countries in Europe, Israel, Japan, Canada and the Middle East, and we continue to evaluate partnering arrangements in other countries outside the United States. If we are unable to continue to recruit, train and retain sales and marketing personnel, we will be unable to successfully expand our sales and marketing efforts. Furthermore, if our foreign partners do not devote sufficient resources to perform their contractual obligations with us, we may not achieve our foreign sales goals. In June 2001, we announced the availability of Dentaplex, our professionally-recommended nutritional supplement formulated to help maintain optimal oral health. It is too early to determine whether there will be sufficient acceptance of this product to achieve or maintain profitability.

         OUR COMPETITIVE POSITION IN THE MARKETPLACE DEPENDS ON ENFORCING AND SUCCESSFULLY DEFENDING OUR INTELLECTUAL PROPERTY RIGHTS.

         In order to be competitive in the pharmaceutical industry, it is important to establish, enforce, and successfully defend patent and trade secret protection for our established and new technologies. We must also avoid liability from infringing the proprietary rights of others.

         Our core technology is licensed from The Research Foundation of the State University of New York ("SUNY"), and other academic and research institutions collaborating with SUNY. Under the SUNY License we have an exclusive worldwide license to SUNY's rights in certain patents and patent applications to make and sell products employing tetracyclines to treat certain disease conditions. The SUNY License imposes various payment and reporting obligations on us and our failure to comply with these requirements permits SUNY to terminate the SUNY License. If the SUNY License is terminated, we would lose our right to exclude competitors from commercializing similar products, and we could be excluded from marketing the same products if SUNY licensed the underlying technology to a competitor after terminating the SUNY License.

         SUNY owns twenty-eight U.S. patents and five U.S. patent applications that are licensed to us. The patents licensed from SUNY expire between 2004 and 2018. Two of the patents are related to Periostat and expire in 2004 and 2007. Technology covered by these patents becomes available to competitors as the patents expire.

         Since many of our patent rights cover new treatments using tetracyclines, which are generally available for their known use as antibiotics, we may be required to bring expensive infringement actions to enforce our patents and protect our technology. Although federal law prohibits making and selling pharmaceuticals for infringing use, competitors and/or practitioners may provide generic forms of tetracycline for treatment(s) which infringe our patents, rather than prescribe our Periostat product. Enforcement of patents can be expensive and time consuming.

         Our success also depends upon know-how, trade secrets, and the skills, knowledge and experience of our scientific and technical personnel. To that end, we require all of our employees and, to the extent possible, all consultants, advisors and research collaborators, to enter into confidentiality agreements prohibiting unauthorized disclosure. With respect to information and chemical compounds we provide for testing to collaborators in academic institutions, we cannot guarantee that the institutions will not assert property rights in the results of such tests nor that a license can be reasonably obtained from such institutions which assert such rights. Failure to obtain the benefit of such testing could adversely affect our commercial position and, consequently, our financial condition.

         IF WE LOSE OUR SOLE SUPPLIER OF DOXYCYCLINE OR OUR CURRENT MANUFACTURER OF PERIOSTAT, OUR COMMERCIALIZATION OF PERIOSTAT WILL BE INTERRUPTED OR LESS PROFITABLE.

         We rely on a single supplier for doxycycline, the active ingredient in Periostat. There are relatively few alternative suppliers of doxycycline and this supplier produces the majority of the doxycycline used in the United States. If we are unable to procure a commercial quantity of doxycycline from our current supplier on an ongoing basis at a competitive price, or if we cannot find a replacement supplier in a timely manner or with favorable pricing terms, our costs may increase significantly and we may experience delays in the supply of Periostat.

         We have historically relied on a single third-party contract manufacturer, Applied Analytical Industries, Inc., to produce Periostat in a capsule formulation. AAI served notice of its intent to terminate the agreement to supply as of November 2001. The agreement with AAI provides for AAI to commit to an additional twelve (12) months supply of product at a price premium, should we be unable to qualify an alternative manufacturing source subsequent to the termination of the AAI agreement. We have entered into an agreement with another contract manufacturer, PMRS, for a tablet formulation for Periostat. We have placed an initial purchase order with PMRS and committed to certain minimum purchases through 2002. Currently, PMRS is the sole third-party contract manufacturer to supply Periostat to us. Any inability of PMRS to produce and supply product on agreed upon terms could result in delays in the supply of Periostat. We also intend to contract with additional manufacturers for the commercial manufacture of Periostat. We believe that it could take up to one year to successfully transition to a new manufacturer.

         WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, INCLUDING THE REQUIREMENT OF APPROVAL BEFORE OUR PRODUCTS MAY BE MARKETED.

         The FDA has approved only one of our products, Periostat, for sale in the United States. Except for our Dentaplex dietary supplement, our other products will have to be approved by the FDA before they can be marketed in the United States. If the FDA does not approve our products in a timely fashion, or does not approve them at all, our business and financial condition may be adversely affected.

         In addition, we and our drug products are subject to comprehensive regulation by the FDA both before and after products are approved for marketing. The FDA regulates, for example, research and development, including preclinical and clinical testing, safety, effectiveness, manufacturing, labeling, promotion, export, and marketing of our drug products. Dentaplex does not require approval before marketing, but is subject to FDA regulations governing safety, labeling, and promotion. Our failure to comply with regulatory requirements may result in various adverse consequences, including FDA delay in approving or refusal to approve a product, recalls, withdrawal of a product from the market and/or the imposition of civil or criminal sanctions.

         We are, and will increasingly be, subject to a variety of foreign regulatory regimes governing clinical trials and sales of our products. Other than Periostat, which has been approved by the Medicines Control Agency for marketing in the United Kingdom, our products have not been approved in any foreign country. Whether or not FDA approval has been obtained, approval of drug product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country, and other countries may also impose post-approval requirements. Other countries may also impose regulatory requirements on dietary supplements.

         IF OUR PRODUCTS CAUSE INJURIES, WE MAY INCUR SIGNIFICANT EXPENSE AND LIABILITY.

         Our business may be adversely affected by potential product liability risks inherent in the testing, manufacturing and marketing of Periostat and other products developed by or for us. We have $10.0 million in product liability insurance for Periostat. This level of insurance may not adequately protect us against product liability claims. Insufficient insurance coverage or the failure to obtain indemnification from third parties for their respective liabilities may expose us to product liability claims and/or recalls and could cause our business, financial condition and results of operations to decline.

         IF WE NEED ADDITIONAL FINANCING, AND FINANCING IS UNAVAILABLE, OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS AND OUR OPERATIONS WILL BE ADVERSELY AFFECTED.

         We have historically financed our operations through public and private equity financings. Our capital requirements depend on numerous factors, including our ability to successfully commercialize Periostat, competing technological and market developments, our ability to enter into collaborative arrangements for the development, regulatory approval and commercialization of other products, and the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights. We anticipate that we may be required to raise additional capital in order to conduct our operations. Additional funding, if necessary, may not be available on favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. At June 30, 2001 we had cash, cash equivalents and short-term investments of approximately $7.2 million. In March 2001, we raised approximately $6.8 million, net of offering costs, through the sale of our Common Stock and Warrants to purchase shares of our Common Stock. We anticipate that our existing working capital, including such additional $6.8 million, will be sufficient to fund our current operations through at least the middle of 2002. However, we may seek additional funding to expand our current operations through the acquisition of additional products or by investing in the development of our research and development pipeline.

         DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND OUR BY-LAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF OUR COMPANY.

         Anti-takeover provisions of Delaware law, our Certificate of Incorporation and our By-Laws could make it more difficult for a third party to acquire control of us, even if such change would be beneficial to our stockholders. Our Certificate of Incorporation provides that our board of directors may issue preferred stock with superior rights and preferences without common stockholder approval. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control. Our board of directors has also adopted a "poison pill" rights plan that may further discourage a third party from making a proposal to acquire us. In addition, in connection with the issuance of our preferred stock, the rights of our common stockholders may be limited in certain instances with respect to divided rights, rights on liquidation, winding up and dissolution and certain other matters submitted to a vote of our common stockholders.

         BECAUSE OUR EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN APPROXIMATELY 34.4% OF OUR CAPITAL STOCK, THEY COULD CONTROL OUR ACTIONS IN A MANNER THAT CONFLICTS WITH OUR INTERESTS AND THE INTERESTS OF OUR OTHER STOCKHOLDERS.

         Currently, our executive officers, directors and affiliated entities together beneficially own approximately 34.4% of the outstanding shares of our common stock or equity securities convertible into common stock. As a result, these stockholders, acting together, or in the case of our preferred stockholders, in certain instances, as a class, will be able to exercise control over corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may have the effect of delaying or preventing a change in control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

         OUR STOCK PRICE IS HIGHLY VOLATILE, AND THEREFORE THE VALUE OF YOUR INVESTMENT MAY FLUCTUATE SIGNIFICANTLY.

         The market price of our common stock has fluctuated and will continue to fluctuate as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, the stock market in general has experienced dramatic price and volume fluctuations from time to time. These fluctuations may or may not be based upon any business or operating results. Our common stock may experience similar or even more dramatic price and volume fluctuations which may continue indefinitely.

                               RECENT DEVELOPMENTS

         On August 27, 2001, we announced the signing of an exclusive Licensing and Marketing Agreement with Atrix Laboratories, Inc. to market Atrix's proprietary dental products, Atridox(R), Atrisorb(R)-Free Flow and Atrisorb(R)-D, to the United States dental market. Pursuant to the terms of the Agreement, among other things:

          -    Atrix will manufacture the products for us;

          - We paid to Atrix a $1.0 million licensing fee to market such products;

          - We have agreed to pay to Atrix royalties on future net sales of the products each calendar year;

          - We have committed to no less than $2.0 million in advertising and selling expenses related to the products during the fiscal year beginning January 1, 2002 and certain additional advertising and selling expenses commencing with fiscal year 2003;

          - We have agreed to maintain, for a period of 24 months, a force of no less than ninety (90) fulltime dental consultants, divisional and regional managers to make sales and product recommendation calls on dental professionals; and

          - We have agreed that the products will be the subject of a specific number of detail calls in the United States during 2002.

         In addition, Atrix purchased 330,556 shares of our common stock at a premium to the market price.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         This prospectus and the documents incorporated herein contain forward-looking statements. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be forward-looking statements. For example, the words "may," "will," "continue," "believes," "expects," "anticipates," "intends," "estimates," "should" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause CollaGenex's results to differ materially from those indicated by such forward-looking statements. These factors include those set forth in the section entitled "Risk Factors." In particular, CollaGenex's business of selling, marketing and developing pharmaceutical products is subject to a number of significant risks, including risks relating to the implementation of CollaGenex's sales and marketing plans for Periostat(R), risks inherent in research and development activities, risks associated with conducting business in a highly regulated environment and uncertainty relating to clinical trials of products under development. CollaGenex's success depends to a large degree upon the market acceptance of Periostat by periodontists, dental practitioners, other health care providers, patients and insurance companies. There can be no assurance that CollaGenex's product candidates (other than the FDA's approval of Periostat for marketing in the United States and the Medicines Control Agency's approval of Periostat for marketing in the United Kingdom) will be approved by any regulatory authority for marketing in any jurisdiction or, if approved, that any such products will be successfully commercialized by CollaGenex. In addition, there can be no assurance that CollaGenex will successfully commercialize Vioxx(R), Atridox(R), Atrisorb(R)-Free Flow and Atrisorb(R)-D. As a result of such risks and others expressed from time to time in CollaGenex's filings with the Securities and Exchange Commission, CollaGenex's actual results may differ materially from the results discussed in or implied by the forward-looking statements contained herein.

                                 USE OF PROCEEDS

         CollaGenex will not receive any of the proceeds from the sale of the shares offered by the selling shareholders set forth in this prospectus.

                              SELLING SHAREHOLDERS

         The individuals and entities listed below received shares of preferred stock in connection with the execution of a stock purchase agreement with CollaGenex, dated March 19, 1999. The preferred stock is by its terms convertible, in certain circumstances, into shares of common stock. Holders of the preferred stock are also entitled to certain dividend payments to be made in shares of common stock. Under the terms of the stock purchase agreement, all such dividend payments issued to the selling shareholders are to be registered with the Securities and Exchange Commission. The registration of shares of common stock paid as dividends to the selling shareholders for the period January 1, 2001 through June 30, 2001 is included herein.

         The following table sets forth as of June 15, 2001 certain information with respect to the selling shareholders. CollaGenex cannot assure that any of the selling shareholders will offer for sale or sell any or all of the shares offered by them pursuant to this prospectus.

                                                Beneficial Ownership        Number of
                                                         of                   Shares              Beneficial
                   Name of                      Selling Shareholders         Offered          Ownership of Shares
            Selling Shareholders                 Prior to Offering(1)        Hereby(2)          After Offering(2)
------------------------------------------     -------------------------    ----------     ------------------------
                                                   Number       Percent                       Number       Percent
                                                   ------       -------                       ------       -------
OCM Principal Opportunities
  Fund, L.P...............................    2,226,000 (3)    17.9 (3)      104,764        2,121,236       17.0
Richard A. Horstmann......................      127,177 (4)     1.2 (4)        5,919          121,258        1.1
Marquette Venture Partners II, L.P........    1,014,501 (5)     9.4 (5)        5,755        1,008,746        9.4
MVP II Affiliates Fund, L.P...............        3,537 (5)       * (5)          165            3,372          *
Robert J. Easton..........................       66,626 (6)       * (6)        1,184           65,442          *
Pebblebrook Partners Ltd..................       12,719 (7)       * (7)          592           12,127          *

--------
*        Less than one percent



(1) Applicable percentage of ownership is based on 10,550,638 shares of common stock outstanding as of June 15, 2001, plus any common stock equivalents or convertible securities held, shares beneficially owned by each such holder and shares of common stock issued by CollaGenex in payment of dividends on the preferred stock.

(2) Assumes that all shares to be offered, as set forth above, are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling shareholder will own upon completion of this offering.

(3) Stephen A. Kaplan, a member of CollaGenex's Board of Directors, is a Principal of Oaktree

      Capital Management, LLC, which is the general partner of OCM Principal Opportunities Fund, L.P. ("OCM"). Includes 1,781,150 shares of common stock issuable upon the conversion of 177,000 shares of preferred stock held by OCM and 444,850 shares of common stock held by OCM, including the dividends issued in connection herewith. Each of Mr. Kaplan and Oaktree Capital Management, LLC expressly disclaims beneficial ownership of such shares, except to the extent of any indirect pecuniary interest therein.

(4) Includes 100,630 shares of common stock issuable upon the conversion of 10,000 shares of preferred stock held by Mr. Horstmann and 26,547 shares of common stock held by Mr. Horstmann, including the dividends issued in connection herewith.

(5) James E. Daverman, a member of CollaGenex's Board of Directors, is President of Marquette Management Partners, LLC, the general partner of Marquette Venture Partners, L.P. and a general partner of MG II, L.P., the general partner of Marquette Venture Partners II, L.P. ("Marquette") and MVP II Affiliates Fund, L.P. ("MVP II") and, as such, has the power to vote or direct the vote of and to dispose of or direct the disposition of the shares owned by Marquette (which includes 97,832 shares of common stock issuable upon the conversion of 9,722 shares of preferred stock held by Marquette and 916,669 shares of common stock held by Marquette, including the dividends issued in connection herewith) and MVP II (which includes 2,798 shares of common stock issuable upon the conversion of 278 shares of preferred stock held by MVP II and 740 shares of common stock held by MVP II, including the dividends issued in connection herewith). Mr. Daverman expressly disclaims beneficial ownership of such shares, except as to his proportionate interest in each of Marquette and MVP II.

(6) Mr. Easton is a member of CollaGenex's Board of Directors. Includes 22,000 shares of common stock underlying options which are exercisable as of June 15, 2001 or 60 days after such date. Also includes 20,126 shares of common stock issuable upon the conversion of 2,000 shares preferred stock held by Mr. Easton and 24,500 shares of common stock held by Mr. Easton, including the dividends issued in connection herewith.

(7) Includes 10,063 shares of common stock issuable upon the conversion of 1,000 shares of preferred stock held by Pebblebrook Partners Ltd. and 2,656 shares of common stock held by Pebblebrook Partners Ltd., including the dividends issued in connection herewith.

         All offering expenses are being paid by CollaGenex except the fees and expenses of any counsel and other advisors that the Selling Shareholders may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                              PLAN OF DISTRIBUTION

         The selling shareholders have not advised CollaGenex of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling shareholders or by permitted pledgees, donees, transferees or other permitted successors in interest. Such sales may be made in any of the following manners:

         - On the Nasdaq National Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

         -     In public or privately negotiated transactions;

         -     In transactions involving principals or brokers;

         -     In a combination of such methods of sale; or

         -     Any other lawful methods.

         Although sales of the shares are, in general, expected to be made at market prices prevailing at the time of sale, the shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

         In offering the shares covered by this prospectus, each of the selling shareholders and any broker-dealers who sell the shares for the selling shareholders may be "underwriters" within the meaning of the Securities Act of 1933, and any profits realized by such selling shareholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

         Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

         Each of the selling shareholders is acting independently of CollaGenex in making decisions with respect to the timing, manner and size of each sale of shares. CollaGenex has not been advised of any definitive selling arrangement at the date of this prospectus between any selling shareholder and any broker-dealer or agent.

         To the extent required, the names of any agents, broker-dealers or underwriters and applicable commissions, concessions, allowances or discounts, and any other required information with respect to any particular offer of the shares by the selling shareholders, will be set forth in a prospectus supplement.

         The expenses of preparing and filing this prospectus and the related registration statement with the Securities and Exchange Commission will be paid entirely by CollaGenex. Shares of common stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus. The selling shareholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, including without limitation, Rule 10b-5 thereunder.

         Neither CollaGenex nor the selling shareholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders on account of their sales of the shares from time to time.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for CollaGenex by Hale and Dorr LLP, 650 College Road East, 4th Floor, Princeton, New Jersey 08540.

                                     EXPERTS

         The consolidated financial statements and schedule of CollaGenex Pharmaceuticals, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2000 financial statements contains an explanatory paragraph that states that the Company adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", in 2000.

                      INFORMATION INCORPORATED BY REFERENCE

         The Securities and Exchange Commission allows CollaGenex to "incorporate by reference" the information CollaGenex files with the Securities and Exchange Commission, which means that CollaGenex can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that CollaGenex files later with the Securities and Exchange Commission will automatically update and supersede this information. CollaGenex incorporates by reference the documents listed below and any future filings made by CollaGenex with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

          - CollaGenex's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 26, 2001;

          - All other reports filed by CollaGenex pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, since December 31, 2000; and

          - The description of CollaGenex's common stock, $.01 par value, which is contained in CollaGenex's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act of 1934, as amended, in the form declared effective by the Securities and Exchange Commission on June 20, 1996, including any subsequent amendments or reports filed for the purpose of updating such description.

         CollaGenex will provide to any person, including any beneficial owner of its securities, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such requests at no cost to you by writing or telephoning CollaGenex at the following address or number:

               CollaGenex Pharmaceuticals, Inc.
               41 University Drive
               Newtown, Pennsylvania 18940
               Attention:  Chief Financial Officer
               Telephone:  (215) 579-7388

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. CollaGenex has not authorized anyone else to provide you with different information. CollaGenex is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       WHERE YOU CAN FIND MORE INFORMATION

         CollaGenex files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. CollaGenex's Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document CollaGenex files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information regarding the operation of the Securities and Exchange Commission's Public Reference Room.

         CollaGenex has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the shares offered hereby. This prospectus, which constitutes a part of that registration statement, does not contain all the information contained in the registration statement and its exhibits. For further information with respect to CollaGenex and the shares, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. Section 145 also empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

         Article IX of CollaGenex's By-laws specifies that CollaGenex shall indemnify its directors, officers, employees and agents because he or she was or is a director, officer, employee or agent of the Corporation or was or is serving at the request of the Corporation as a director, officer, employee or agent of another entity to the full extent that such right of indemnity is permitted by the laws of the State of Delaware. This provision of the By-laws is deemed to be a contract between CollaGenex and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the Delaware General Corporation Law are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of CollaGenex, and, in certain circumstances, 66 2/3% of the voting power of all outstanding shares of the Series D cumulative convertible preferred stock of CollaGenex, is required to adopt, amend or repeal such provision of the By-laws.

         CollaGenex has executed indemnification agreements with each of its officers and directors pursuant to which CollaGenex has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of CollaGenex.

         Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to limit the personal liability of members of its board of directors for violation of a director's fiduciary duty of care. This section does not, however, limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, or from any transaction in which the director derived an improper personal benefit. This section also will have no effect on claims arising under the federal securities laws.

         CollaGenex's Amended and Restated Certificate of Incorporation limits the liability of its directors as authorized by Section 102(b)(7). The affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of the capital stock of CollaGenex, and, in certain circumstances, 66 2/3% of the voting power of all outstanding shares of the Series D cumulative convertible preferred stock of CollaGenex, is required to amend such provisions.

         CollaGenex has obtained liability insurance for the benefit of its directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of CollaGenex (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of CollaGenex pursuant to the foregoing provisions, or otherwise, CollaGenex has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.